UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023 No.1

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 16, 2023, the Registrant announced its fourth quarter and full year 2022 results. Attached hereto is the following exhibit:

Exhibit 99.1	Press release dated February 16, 2023

The following financial tables included in Exhibit 99.1 are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-204173 ):

•	Condensed Consolidated Balance Sheets (Unaudited)

•	Condensed Consolidated Statements of Operations (Unaudited)

•	Condensed Consolidated Statement of Changes in Shareholders' Equity (Unaudited)

•	Condensed Consolidated Statements of Cash Flows (Unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 16, 2023	By:	/s/ Nati Somekh
	Name:	Nati Somekh
	Title:	Corporate Secretary